Exhibit 4.1

Description of Class A Common Stock

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

As of December 31, 2022, our authorized capital stock consisted of 600,000,000 shares of Class A common stock, par value $0.00001 per share, and 60,000,000 shares of Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $.00001 per share.

Our Class A common stock is registered under Section 12 of the Securities Exchange Act of 1934 and is listed on the Nasdaq Stock Market under the symbol “EWCZ.”

Common Stock

Voting

The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our amended and restated certificate of incorporation that would affect the rights of the Class A common stock in a manner that is disproportionately adverse as compared to the Class B common stock, or vice versa, in which case the holders of Class A common stock or the holders of Class B common stock shall vote together as a class.

Holders of our Class A common stock and Class B common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval.

Dividends

The holders of Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds, subject to the prior rights of holders of any preferred stock then outstanding.

The holders of our Class B common stock do not have any right to receive dividends other than dividends consisting of shares of our Class B common stock, paid proportionally with respect to each outstanding share of our Class B common stock in connection with stock dividends.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of our Class A common stock are entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or dissolution of our company.

Other Provisions

None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also are authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against the General Atlantic Equityholders, stockholding affiliates and managed accounts of General Atlantic, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses.

Anti-Takeover Provisions

The provisions of our amended and restated certificate of incorporation and second amended and restated by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Second Amended and Restated By-laws

Some provisions of our amended and restated certificate of incorporation and second amended and restated by-laws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions include:

Classified Board. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances and the Stockholders Agreement, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors.

Super-Majority Vote. The General Atlantic Equityholders and their affiliates and successors now no longer collectively beneficially own shares representing 50% of our issued and outstanding common stock. Because their ownership has decreased below 50% (the “50% Triggering Event”), according to our amended and restated certificate of incorporation, other than preferred stock directors and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, directors may only be removed for cause and by the affirmative vote of holders of 66 2∕3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Action by Written Consent; Special Meetings of Stockholders. According to our amended and restated certificate of incorporation, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and second amended and restated by-laws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our second amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the second amended and restated by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the second amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

Super-Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and second amended and restated by-laws provides that the affirmative vote of holders of 66 2∕3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, is required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders and amendment of our amended and restated certificate of incorporation and second amended and restated by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and second amended and restated by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by listing standards of the Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that the General Atlantic Equityholders, their respective affiliates and successors and their transferees are not deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions.

Forum Selection

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim arising out of or relating to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our second amended and restated by-laws (as either may be amended and/or restated from time to time), or (iv) action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided, that, if the Court of Chancery of the State of Delaware does not have jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our amended and restated certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities law. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders are not deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.